June 9, 2025

Robert Lim
Chief Executive Officer
iSpecimen Inc.
8 Cabot Road, Suite 1800
Woburn, MA 01801

       Re: iSpecimen Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 23, 2025
           File No. 333-286958
Dear Robert Lim:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 23, 2025 Prospectus Summary, page 1

1. We note your revisions in response to prior comment 1. We reissue in part. For the agreement with Sales Stack Solutions Corp., filed as Exhibit 10.46, please expand your disclosure here to provide the material terms of this agreement, including the aggregate milestone payments due under the agreement, and state whether any milestones have been met. We note Exhibit 10.46 states that the aggregate consideration payable to Sales Stack Solutions Corp. is $2,400,000. Additionally,
       please expand your disclosure here to provide the material terms of the agreement with IR Agency LLC, filed as Exhibit 10.45, including the term, termination provisions and extension provision. We also note that Exhibit 10.45 states that the aggregate consideration payable to IR Agency LLC is $1,000,000, but this registration
 June 9, 2025
Page 2

       statement on Form S-1 states that $1,500,000 of the net proceeds will be paid to IR
       Agency. Please reconcile these two figures.
      Please contact Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-
7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ross Carmel, Esq.